# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### November 17, 2015

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### IsoRay, Inc.
### File No. 1-33407 - CF#32843

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IsoRay, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 8-K filed on January 15, 2013, as amended and 8-K filed on January 23, 2014.

Based on representations by IsoRay, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---|---|---|---|
| 10.72 | 8-K, as amended | January 15, 2013 | through August 31, 2017 |
| 10.75 | 8-K | January 23, 2014 | through August 31, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary